UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4 – Final Amendment)

_________________

Multiband Corporation

(Name of Subject Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

_________________

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

62544X

(CUSIP Number of Class of Securities)

(Underlying Shares of Common Stock)

James L. Mandel

Chief Executive Officer

Multiband Corporation

5605 Green Circle Drive

Minnetonka, MN

(763) 504-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_________________

Copies to:

Michele D. Vaillancourt

Philip T. Colton

Winthrop & Weinstine, P.A.

Capella Tower

225 South 6th Street, Suite 3500

Minneapolis, MN

(612) 604-6400

_________________

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$3,619,049	$493.64

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$493.64
Form or Registration No.:	Schedule TO
Filing Party:	Multiband Corporation
Date Filed:	July 31, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

AMENDMENT NO. 4 TO

SCHEDULE TO

This Amendment No. 4 to Schedule TO (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) and the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock filed as Exhibit (a)(1) thereto (the “Original Offer to Purchase”) filed with the Securities and Exchange Commission (the “SEC”) by Multiband Corporation, a Minnesota corporation (the “Company”), on July 31, 2013; as amended by Amendment No. 1 to Schedule TO (“Amendment No. 1”) and the Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock filed as Exhibit (a)(1) thereto filed with the SEC on August 6, 2013 (the “First Amended Offer to Purchase”); as further amended by Amendment No. 2 to Schedule TO (“Amendment No. 2”), which amended the First Amended Offer to Purchase filed with the SEC on August 20, 2013 (as amended, the “Second Amended Offer to Purchase”); and as further amended by Amendment No. 3 to Schedule TO (“Amendment No. 3”), which amended the Second Amended Offer to Purchase filed with the SEC on August 22, 2013 (as amended, the “Third Amended Offer to Purchase”). The Original Schedule TO, as amended by Amendments No. 1, 2 and 3, is referred to herein as the “Schedule TO,” and the Original Offer to Purchase, as amended by the First, Second and Third Amended Offers to Purchase, is referred to herein as the “Offer to Purchase.”

The offer to purchase the Company’s options was made in connection with the merger (the “Merger”) of the Company with Manatee Merger Sub Corporation (the “Merger Sub”), a wholly-owned subsidiary of Goodman Networks Incorporated, a Texas corporation (the “Parent”), pursuant to that certain Agreement and Plan of Merger dated May 21, 2013 by and among the Company, the Merger Sub and the Parent (as may be amended from time to time, the “Merger Agreement”) filed as Exhibit (d)(1) to the Schedule TO.

Only those items that are being amended and supplemented are reported in this Amendment No. 4. Except as specifically provided in this Amendment No. 4, the information contained in the Schedule TO and the Offer to Purchase remain unchanged, and this Amendment No. 4 does not modify any of the information previously reported in the Schedule TO and the Offer to Purchase. You should read this Amendment No. 4 together with the Schedule TO and the Offer to Purchase. All other terms and conditions of the Schedule TO and all Exhibits thereto, including the deadline for withdrawals of tenders of Options, the purchase price to be paid for tendered Options, and the date for payment of the purchase price for the tendered Options, remain unchanged and in full force and effect.

Items 4. Terms of the Transaction.

Pursuant to this Amendment No. 4, Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The offer expired at 5:00 p.m., Central Time, on August 29, 2013. Upon expiration of the offer, options to purchase 3,032,099 shares of the Company’s Common Stock, constituting 100% of the eligible options, were validly tendered and not withdrawn. Multiband has accepted for payment all validly tendered eligible options. On August 30, 2013, the merger of Multiband with Merger Sub was consummated, and all conditions to the offer have been satisfied. Accordingly, Multiband will promptly pay each optionholder the cash consideration for each validly tendered eligible option specified in the Offer to Purchase. The aggregate purchase price for such Options pursuant to the Offer to Purchase was $3.58 million, before taxes and applicable withholding.

Item 11. Additional Information.

Item 11 of the Original Schedule TO is hereby amended and supplemented by adding the following:

On August 30, 2013, the Company issued a press release announcing the expiration of the offer, which expired at 5:00 p.m., Central Time, on August 29, 2013. A copy of the press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Original Schedule TO is amended and supplemented by adding the following exhibit as follows:

(a)(5)(A)	Press Release announcing expiration of tender offer dated August 30, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTIBAND CORPORATION

By:	/s/ James L. Mandel
Name: James L. Mandel
Title: Chief Executive Officer

Date: August 30, 2013